SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

COMMISSION FILE NO. 000-52710

MELLON 401(k) RETIREMENT SAVINGS PLAN

One Mellon Center

500 Grant Street

Pittsburgh, PA 15258-0001

(Full title of the Plan and the address of the Plan)

THE BANK OF NEW YORK MELLON CORPORATION

One Wall Street

New York, New York 10286

(Name of issuer of the securities

held pursuant to the Plan and the

address of its principal executive office)

MELLON 401(k) RETIREMENT SAVINGS PLAN

Form 11-K

Page
Financial Statements and Schedule (With Report of Independent Registered Public Accounting Firm Thereon)	1-18

Signatures	19

Index to Exhibits	20

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Financial Statements and Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

The Bank of New York Mellon Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Mellon 401(k) Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  KPMG LLP

Pittsburgh, Pennsylvania

June 17, 2009

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2008	2007
Assets

Investments, at fair value:
Collective trust funds	$770,937,285	$1,018,055,867
Common stock	304,026,908	509,407,242
Registered investment companies	88,853,279	136,566,495

Total investment at fair value	1,163,817,472	1,664,029,604

Loans to participants	23,019,538	22,599,292
Cash and cash equivalents	590,688	40,943
Receivable from investment sales	3,536,341	7,570,097

Total assets	1,190,964,039	1,694,239,936

Liabilities

Payable for investment purchases	1,217,964	347,691

Total liabilities	1,217,964	347,691

Net assets available for plan benefits before adjustment	1,189,746,075	1,693,892,245
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,175,637	407,453

Net assets available for plan benefits	$1,193,921,712	$1,694,299,698

See accompanying Notes to the Financial Statements.

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31,
	2008	2007
ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employer matching contributions	$30,933,410	$28,876,004
Participant contributions	67,632,341	64,282,425
Rollover contributions	3,909,091	2,479,361

Total contributions	102,474,842	95,637,790

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	(545,255,237)	115,427,451
Collective trust funds income	6,830,605	9,749,823
Registered investment companies dividend income	3,749,124	17,064,531
Dividends from common stock	10,055,221	10,233,973

Total investment income (loss)	(524,620,287)	152,475,778
Interest income on loans to participants	1,665,779	1,544,383

Total additions (reductions)	(420,479,666)	249,657,951

DEDUCTIONS:
Deductions from net assets attributed to:
Participants withdrawals	79,898,320	184,352,873

Net increase (decrease) in net assets	(500,377,986)	65,305,078

Net assets available for plan benefits:
Beginning of year	1,694,299,698	1,628,994,620

End of year	$1,193,921,712	$1,694,299,698

See accompanying Notes to the Financial Statements.

NOTES TO FINANCIAL STATEMENTS

(1)	Description of the Plan

The following description of the Mellon 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. On July 1, 2007, The Bank of New York Company, Inc. and Mellon Financial Corporation merged into The Bank of New York Mellon Corporation (“BNY Mellon”) with BNY Mellon being the surviving entity. As a result, on July 1, 2007, all shares of legacy Mellon Financial Corporation common stock in the Plan were converted to The Bank of New York Mellon Corporation common stock. For every share of legacy Mellon Financial Corporation common stock that a participant held in the Plan, the participant automatically received one share of The Bank of New York Mellon Corporation common stock. In this Form 11-K, references to the “Corporation” and similar terms prior to July 1, 2007, refer to Mellon Financial Corporation and references to the “Corporation” and similar terms for periods on or after July 1, 2007 refer to The Bank of New York Mellon Corporation.

(a)	General

The Plan is a defined contribution plan established to cover the salaried U.S. employees of substantially all subsidiaries of the Corporation, with certain exceptions as described below. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Most employees hired by the Corporation on or after July 1, 2007, but prior to July 1, 2008, are eligible to participate in this Plan if the employees are salaried, U.S. employees of the Corporation hired into a “legacy” Mellon Financial Corporation business. If an employee was hired into a “legacy” The Bank of New York business on or after July 1, 2007 but prior to July 1, 2008, the employee is not eligible to participate in this “legacy” Mellon Financial Corporation plan, but may be able to participate in one of the “legacy” The Bank of New York 401(k) plans.

Most employees hired by the Corporation on or after July 1, 2008 are eligible to participate in the Plan if the employees are salaried, U.S. employees of the Corporation, provided that the employee is not eligible to participate in The Retirement Savings Plan of BNY Securities Group.

Eligible employees may enroll in the Plan as of the first day of the next payroll period beginning after completion of the enrollment process.

Prior to July 21, 2008, the Plan was administered by the Corporate Benefits Committee. Since July 21, 2008, the Plan has been administered by the Benefits Administration Committee. Prior to July 21, 2008, the Corporate Benefits Committee was, and since July 21, 2008, the Benefits Administration Committee has been a named fiduciary to the Plan. Subject to following, at all relevant times, the Benefits Investment Committee, another named fiduciary of the Plan, has been responsible for the investment of Plan assets. Since July 1, 2008, The Bank of New York Mellon, a wholly owned subsidiary of BNY Mellon (“ The Bank of New York Mellon”) has been the Plan trustee. Prior to July 1, 2008, the plan trustee was Mellon Bank, N.A. The Bank of New York Mellon is the successor by operation of law to Mellon Bank, N.A.

In September, 2008, the Benefits Investment Committee appointed Fiduciary Counselors Inc. to serve as the independent fiduciary to (i) make certain fiduciary decisions related to the continued prudence of offering the common stock of the Company or its affiliates as an investment option under a plan, such as the Plan, that permits participants to direct the investment of their Plan accounts, other than Plan sponsor decisions, and (ii) select and monitor any actively managed investments (including mutual funds) of the Company or its affiliates to be offered to participants as investment options under the Plan.

Participants in the Plan have the option of investing their contributions through salary deferrals to one or more of the following funds as of December 31, 2008: Mellon Stable Value Fund, Daily Liquidity Money Market Fund, Daily Liquidity Stock Index Fund, Daily Liquidity Aggregate Bond Index Fund, Daily Liquidity Asset Allocation Fund, Daily Liquidity International Stock Index Fund, Daily Liquidity Small Cap Stock Index Fund, Self-Directed Account and Corporation common stock. The maximum a participant can transfer into the Self-Directed Account is 50% of their account balance.

The Corporation pays the investment management fees for the funds listed above with the exception of the Self-Directed Account. Fees charged by the mutual funds in the Self-Directed Account are paid by the participant. The Corporation pays all administrative fees related to the Plan, except administrative costs arising in connection with a participant loan.

NOTES TO FINANCIAL STATEMENTS (continued)

(b)	Contributions

Salary reduction contributions may be made at a rate of 1% to 75% of the employee’s base compensation, plus certain amounts deferred on a pre-tax basis, but may not exceed the annual dollar limit prescribed by the tax laws ($15,500 in both 2008 and 2007). Effective January 1, 2009, after-tax contributions in any whole percentage not to exceed $14,000 may also be made to the Plan. Employees may change the rate of contribution or discontinue contributions at any time.

Participants who were 50 or older by December 31, 2008 and 2007, as applicable, and who reached the contribution limit of $15,500 for such year(s), were eligible to contribute an additional $5,000 in catch-up contributions to the Plan for such year(s).

Participants may roll over into the Plan amounts representing distributions from other qualified retirement plans or conduit IRAs.

In 2008 and 2007, the Corporation made contributions up to 75% of the first 6% of each participant’s salary reduction contribution. For every dollar a participant contributes to the Plan, up to the first 6% of eligible base pay each pay period, the Corporation will contribute an in-kind equivalent of 75 cents in Corporation common stock to the participant’s account. Effective January 1, 2009, the Corporation increased the match to 100% of the first 6% of each participant’s salary reduction and/or after-tax contributions. The new match will continue under the April 1, 2009 amended and restated Plan, except that it will be made in cash rather than in the Corporation’s common stock. See Note 14 to Financial Statements for additional information. Prior to April 1, 2009, the Corporation’s matching contributions are made in the Corporation’s common stock based upon the three-day average close on the New York Stock Exchange. Pay period ending day plus the preceding two days are used to calculate the three-day average. Participants may elect to transfer any Corporation common stock received as matching contributions to other Plan investments.

Salary reduction contributions, after-tax contributions and employer matching contributions are subject to the nondiscrimination requirements under Internal Revenue Code (IRC) Sections 401(k) and 401(m). In addition, IRC Section 415 limits the amount of contributions that may be allocated to the account of each participant.

The Corporation is permitted to make discretionary contributions as determined and authorized by the Board of Directors. Discretionary contributions would be allocated to each eligible participant’s account and may be made either in cash or in Corporation common stock. There were no discretionary contributions during the years ended December 31, 2008 and 2007.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s salary reduction contributions, after-tax contributions, employer matching contributions, employer discretionary contributions, if any, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their salary reduction contributions, after-tax contributions, any rollover contributions, and earnings on these amounts. Matching contributions to the Plan relating to periods of employment on or after January 1, 2001 but prior to January 1, 2009, plus any earnings these amounts generate, are 100% vested after three years of service. Matching contributions to the Plan relating to periods of employment on or after January 1, 2009, plus any earnings these amounts generate, are 100% vested at all times.

NOTES TO FINANCIAL STATEMENTS (continued)

(e)	Forfeitures

If the participant is not fully vested at the participant’s employment termination date, the nonvested portion of the account balance is forfeited on the earlier of distribution of the vested portion or five one-year breaks in service. As of December 31, 2008 and 2007, the forfeited nonvested accounts that were unallocated to participants totaled $25,806 and $71,118, respectively. These accounts will be used to reduce future employer contributions. Also, in 2008 and 2007, employer contributions were reduced by $673,384 and $803,326, respectively, from nonvested accounts forfeited.

(f)	Distributions and In-Service Withdrawals

The vested portion of a participant’s account is payable upon severance of employment, including for reasons of retirement, death, or disability (within the meaning of the Mellon Bank Long-Term Disability Plan). Prior to January 1, 2009, special in-service withdrawal rules applied with respect to the accounts of participants who were participants in the following plans, which were each merged with and into the Plan: (i) the Dreyfus Profit-Sharing Plan; (ii) The Boston Company, Inc. Employee Savings Plan ; (iii) the Employee Savings and Profit Sharing Plan of United National Bank; (iv) the Buck Savings and Profit Sharing Plan; (v) the Founders Asset Management LLC Profit Sharing Plan; (vi) the Standish, Ayer & Wood, Inc. Plan; (vii) the iQuantic, Inc. 401(k) Savings Plan; (viii) the MIS Retirement Savings Plan; (ix) the ITS Associates, Inc. Savings and Profit Sharing Plan; (x) the Eagle Investment Systems Corp. Profit Sharing Plan; and (xi) the SourceNet Solutions, Inc. Plan. On and after January 1, 2009, and subject to certain restrictions, these special in-service withdrawal rules are made generally applicable such that all participants in the Plan are eligible to receive in-service withdrawals following the attainment of age 59 1/2 and in the case of specified hardships and amounts attributable to after-tax and rollover contributions. The Plan also makes mandatory age 70 1/2 distributions pursuant to the minimum distribution regulations issued by the Internal Revenue Service.

(g)	Loans to Participants

Generally, loans are made available in amounts up to the lesser of (a) $50,000 or (b) one-half of the participant’s account, excluding the portion from employer matching contributions invested in Corporation common stock. Such loans are repaid in periodic installments through payroll deduction. Loan repayments of both principal and interest are invested by the Trustee among the available investment funds in the same proportions as the participant’s salary reduction contributions are invested. The fixed loan interest rate is one percentage point above the prime rate published in The Wall Street Journal. Loan proceeds are reduced by a loan processing fee of $25 ($50 for loans processed on and after April 1, 2009).

(h)	Payment of Benefits

Prior to April 1, 2009, distributions from the Plan may be made solely in the form of a lump sum. On or after April 1, 2009, if a participant leaves BNY Mellon after reaching age 65 or on account of disability to death, he may also elect to receive his distribution in a series of quarterly installments over a period not exceeding the lesser of (1) his life expectancy or his and his designated beneficiary’s joint life expectancy, or (2) ten years. Participants will automatically be paid in a lump sum if their account balance is under $1,000. If a portion of a participant’s balance is invested in Corporation common stock or a Self-Directed Account, the participant may elect to receive the distribution in-kind or in cash.

NOTES TO FINANCIAL STATEMENTS (continued)

(i)	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Corporation common stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised. The trustee will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely responded.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statements

The accompanying financial statements have been prepared on the accrual basis of accounting. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for plan benefits.

(b)	Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions (for example, the market valuation of certain fund investments) that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investments

Investments in common stock and investment companies traded on securities exchanges are valued at their last reported sales price on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value as determined using the estimated fair value of the investments in the respective funds on the last day of the Plan year. The estimated fair value of the investment in the Mellon Stable Value Fund is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts line item as described in paragraph (e) below.

Purchases and sales of securities are reflected on a trade-date accounting basis.

Dividend income from investments in common stock is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

(d)	Loans

Loans to participants are stated at amortized cost which approximates fair value.

(e)	Fully Benefit – Responsive Investment Contracts

Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans with respect to fully benefit-responsive investment contracts held by the Mellon Stable Value Fund, which is provided as a core investment option to participants in the Plan.

As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits.

The Stable Value Fund generally consists of three types of investment contracts that are described in detail below:

NOTES TO FINANCIAL STATEMENTS (continued)

Guaranteed Investment Contracts

Traditional Guaranteed Investment Contracts (“GICs”) are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The credited rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value; benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund. The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value; benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investment, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. There is no relationship between future crediting rates and adjustments to contact value reported in the Statements of Net Assets Available for Benefits.

The average market yield of the Fund for the years ended December 31, 2008 and 2007 was 4.01% and 4.45%, respectively. The average yield earned by the Fund that reflects the actual interest credited to participants for the years ended December 31, 2008 and 2007 was 3.79% and 4.19%, respectively.

NOTES TO FINANCIAL STATEMENTS (continued)

(f)	Recent Accounting Pronouncements:

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. The Plan adopted SFAS 157 as of January 1, 2008. See Note 9 of Notes to Financial Statements.

(3)	Investment and Loan Programs

The Bank of New York Mellon (and prior to July 1, 2008, its predecessor by operation of law, Mellon Bank, N.A.), a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment and reinvestment of the Plan’s assets. Effective December 1, 2005, the Benefits Investment Committee streamlined the investment options in the Plan by offering only the collective trust funds listed below as core options. Core options are those funds in which employees can invest directly through payroll contributions. The funds listed below are the investment options for salary reduction contributions as of December 31, 2008. Pending investment or distribution, any of these funds may be invested in short-term debt obligations of any nature or held in cash.

Collective Trust Funds:

(a)	Mellon Stable Value Fund

The Mellon Stable Value Fund’s investment objective is high current income and stability of principal. The fund pursues this investment objective by investing primarily in a diversified portfolio of guaranteed insurance contracts (GICs) issued by insurance companies, bank investment contracts (BICs), corporate investment contracts, synthetic GICs and BICs, separate account GICs, floating rate GICs, repurchase agreements, and cash and cash equivalents. The fund is exposed to credit risk in the event of nonperformance by the entities with whom the contracts are placed; however, the Trustee seeks to minimize credit risk through diversification among an approved group of issuers.

(b)	Daily Liquidity Money Market Fund

The Daily Liquidity Money Market Fund seeks to preserve principal, provide liquidity and offer a high level of current income. This short-term investment fund invests in high-quality securities and to achieve price stability by maintaining a short average portfolio maturity of less than 90 days.

(c)	Daily Liquidity Stock Index Fund

The Daily Liquidity Stock Index Fund seeks to replicate the characteristics and performance of the Standard & Poor’s 500® Composite Stock Index. Indexing strategies generally provide broad diversification and low trading activity by investing in stocks in the same proportion as held in the index. The Standard & Poor’s 500® Composite Stock Index is widely used as a benchmark for large capitalization stock investing. The 500 stocks in the index are comprised of industrial companies, transportation companies, utilities, financial companies, health care companies and technology companies.

(d)	Daily Liquidity Aggregate Bond Index Fund

The Daily Liquidity Aggregate Bond Index Fund seeks to track the characteristics and performance of the Barclays Capital Aggregate Bond Index (formerly the Lehman Brothers Aggregate Index). Although the fund is an index fund the management techniques are designed to reduce portfolio risk and enhance performance by sampling from the bonds held in the index. This benchmark is a broad-based index,

NOTES TO FINANCIAL STATEMENTS (continued)

which covers the U.S. investment grade fixed-rate bond market (U.S. government, corporate, mortgage-backed and asset-backed securities).

(e)	Daily Liquidity Asset Allocation Fund

The Daily Liquidity Asset Allocation Fund actively allocates assets across the equity (stock), fixed income (bond), and cash markets of the United States. A computer model is used to evaluate the risk and return of stocks, bonds and cash to determine the optimal asset allocation. The fund’s benchmark consists of 65% Standard & Poor’s 500® Composite Stock Index, 30% Barclays Capital Treasury Long Term Index (formerly the Lehman Brothers Long-Term Treasury Index), and 5% Salomon 30-Day Certificates of Deposit.

(f)	Daily Liquidity International Stock Index Fund

The Daily Liquidity International Stock Index Fund seeks to replicate the characteristics and performance of the Morgan Stanley Capital International (Free) Europe, Australasia and the Far East Index (MSCI-EAFE®). The MSCI-EAFE® Index is a widely used global measure of developed markets in 21 countries, excluding companies and share classes not purchasable by foreigners. The goal of this index is to cover approximately 85% of the capitalization of each industry within each country. In replicating this index, the fund is designed to capture international long-term growth opportunities.

(g)	Daily Liquidity Small Cap Stock Index Fund

The Daily Liquidity Small Cap Stock Index Fund seeks to track the performance of the Russell 2000® Index. The Russell 2000® Index is widely used as the benchmark for small-capitalization stock investing. The approximately 2000 stocks in the index are broadly diversified across industries. For liquidity reasons, securities with extremely small market capitalizations may not be replicated.

Registered Investment Companies:

(a)	Self-Directed Account

The investment options include a Self-Directed Account (SDA) in which participants may direct the purchase of shares of registered investment companies. The minimum initial investment in the SDA is $5,000, and subsequent transfers from any other fund into the SDA must be at least $1,000. The maximum amount that a participant may elect to invest in the SDA is 50% of their account balance. Accordingly, a participant must have at least a $10,000 account balance to be eligible to invest in the SDA.

There is no assurance that the stated objective of any of the funds can be achieved.

Common Stock:

Corporation Common Stock

Through the investment, the participant has an opportunity to own shares of the Corporation’s common stock. A common stock investment in a single company is subject to the fluctuations of the stock market, as well as the company’s performance and its long-term financial prospects.

Loan Fund:

The Loan Fund represents a separate fund that is administered by the Trustee in connection with loans to participants of the Plan. The amount of each loan is transferred from one or more of the investment funds, as

NOTES TO FINANCIAL STATEMENTS (continued)

described in the Plan document, based on the proportion of the participant’s interest in such funds to the participant’s aggregate interest in all such investment funds.

(4)	Party-In-Interest Transactions

The Bank of New York Mellon (and prior to July 1, 2008, its predecessor by operation of law, Mellon Bank, N.A.), a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment, and reinvestment of the Plan’s assets.

As of December 31, 2008, the Plan held units of collective trust funds and registered investment companies that are managed and administered by the following subsidiaries of the Corporation and its affiliates: The Bank of New York Mellon, The Dreyfus Corporation, Mellon Capital Management Corporation and Standish Mellon Asset Management Company LLC. The Mellon Stable Value Fund is managed by Standish Mellon Asset Management Company, LLC. The Daily Liquidity Money Market Fund, Daily Liquidity Stock Index Fund, Daily Liquidity Aggregate Bond Index Fund, Daily Liquidity Asset Allocation Fund, Daily Liquidity International Stock Index Fund and Daily Liquidity Small Cap Stock Index Fund are managed by Mellon Capital Management Corporation. The Self-Directed Account is managed by The Dreyfus Corporation. See Schedule 1 for detailed asset information.

The Plan held 10,731,624 and 10,449,539 shares of the Corporation’s common stock as of December 31, 2008 and 2007, respectively.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Corporation may determine.

(6)	Federal Income Taxes

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated August 4, 2003, which stated that the Plan and related trust are designed in accordance with the applicable Sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

NOTES TO FINANCIAL STATEMENTS (continued)

(7)	Investments

	Total investments as of December 31,
	2008		2007
Investments at fair value as determined by quoted market price
* The Bank of New York Mellon Corporation Common Stock**	$304,026,908		$509,407,242
* Self-Directed Account	88,853,279	(a)	136,566,495	(a)

	392,880,187		645,973,737

Investments at estimated fair value
Collective trust funds:
Mellon Stable Value Fund	93,997,523	*	83,542,680
Daily Liquidity Money Market Fund	132,541,989	*	118,904,766	*
Daily Liquidity Stock Index Fund	257,243,860	*	408,042,126	*
Daily Liquidity Aggregate Bond Index Fund	66,203,575	*	55,787,359
Daily Liquidity Asset Allocation Fund	85,815,181	*	136,944,320	*
Daily Liquidity International Stock Index Fund	83,915,769	*	142,502,337	*
Daily Liquidity Small Cap Stock Index Fund	51,219,388		72,332,279

Total investments at estimated fair value	770,937,285		1,018,055,867

Total investments at fair value	$1,163,817,472		$1,664,029,604

*	Investments greater than 5% of net assets available for plan benefits at the end of the plan year.
**	The Corporation’s matching contribution is deposited to this fund. In addition, plan participants may direct their investments to this fund.
(a)	None of the funds in the Self-Directed Account exceeded 5% of net assets available for plan benefits at the end of the plan year.

During 2008 and 2007, the Plan’s investments (including net realized gains of $8,623,679 in 2008 and $42,546,863 in 2007 on investments bought and sold) appreciated (depreciated) in value respectively, as follows:

	Year ended December 31,
	2008	2007
Registered investment companies	$(48,680,471)	$(5,041,244)
Collective trust funds	(281,440,232)	47,826,259
Common stock	(215,134,534)	72,642,436

	$(545,255,237)	$115,427,451

NOTES TO FINANCIAL STATEMENTS (continued)

(8)	Summary of Investment Activity in Corporation Common Stock

Information about the net assets and the significant components of the changes in net assets relating to the investments in Corporation common stock is as follows:

	December 31
	2008	2007
Net assets:
Common stock	$304,026,908	$509,407,242

	Year ended December 31
	2008	2007
Changes in net assets:
Contributions*	$35,882,392	$33,109,769
Dividends	10,055,221	10,233,973
Net appreciation/(depreciation) (including realized gains of $11,400,693 in 2008 and $25,778,089 in 2007)	(215,134,534)	72,642,436
Participant withdrawals	(20,330,111)	(78,517,223)
Net transfers to participant-directed investments	(15,853,302)	(31,686,478)

Net increase (decrease) in net assets relating to investments in Corporation common stock	$(205,380,334)	$5,782,477

*    As of April 1999, participants were able to invest their contributions in Corporation common stock. Participant contributions and rollovers invested in Corporation common stock in 2008 and 2007 totaled $4,948,982 and $4,233,765, respectively.

(9)	Fair Value Measurement

The Plan adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 157 “Fair Value Measurements,” effective January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Valuation hierarchy

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under SFAS 157 are described as follows:

NOTES TO FINANCIAL STATEMENTS (continued)

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets and liabilities include Registered Investment Companies (Mutual Funds) and common stocks.

Level 2	Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and liabilities in active market, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities include items that are traded less frequently than exchange traded securities and whose model inputs are observable in the market or can be corroborated by market observable data. Examples in this category are collective trust funds.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These unobservable inputs reflect the Plan’s own assumptions about the market that participants would use to price an asset based on the best information available in the circumstances.

Valuation Methodologies

Following is a description of the valuation methodologies used for instruments measured at fair value.

Common Stock: Common stocks are valued at the closing price reported in the active market in which the individual securities are traded.

Registered Investment Companies: Mutual funds which are valued at the net asset value (“NAV”) on a market exchange. Each fund’s NAV is calculated as of the close of business of the New York Stock Exchange (“NYSE”) and National Association of Securities Dealers Automated Quotations (“NASDAQ”).

Collective Trust Funds: There are no readily available market quotations for a fund. The fund’s fair value is based on securities in the portfolio which typically is the amount which the fund might reasonably expect to receive for the security upon a current sale. These funds are either valued on daily or monthly basis.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations and considering the credit-worthiness of the issuer.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy of the Plan’s investment assets and investment liabilities at fair value, as of December 31, 2008. As required by SFAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

NOTES TO FINANCIAL STATEMENTS (continued)

Investment Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Registered investment companies	$88,853,279	$—	$—	$88,853,279
Common Stock	304,026,908	—	—	304,026,908
Collective Trust Funds	—	770,937,285	—	770,937,285

Total investment assets at fair value	$392,880,187	$770,937,285	$—	$1,163,817,472

Investment Liabilities at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Registered investment companies	$26,500	$—	$—	$26,500
Common Stock	548,845	—	—	548,845
Collective Trust Funds	—	642,619	—	642,619

Total investment liabilities at fair value	$575,345	$642,619	$—	$1,217,964

The Plan has $770,937,285 of investments in alternative investment funds which are reported at fair value and has concluded that the net asset value reported by the underlying fund approximates the fair value of the investment. These investments are redeemable at net asset value under agreements with the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interest in the funds. Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the funds.

The Financial Accounting Standards Board recently added a project to its agenda to provide guidance on applying fair value to investments in alternative investment funds. The guidance resulting from this project may impact the carrying amount of such investments in future periods.

(10)	Fair Value of Net Assets Available for Benefits

Note 9 of Notes to Financial Statement presents investments measured at fair value by the three level valuation hierarchy established by SFAS 157. Loans to participants of $23,019,538 are valued at amortized cost which approximates fair value. Receivables from investment sales of $3,536,341 equal fair value due to its short maturity.

(11)	Plan Amendments

Effective November 6, 2003, the Plan was amended to allow the Benefits Investment Committee to place restrictions on trading in selected funds. Pursuant to this amendment, beginning March 15, 2004, an administrative restriction applies to account balance transfers in and out of 401(k) investment funds that hold international securities, because these funds are particularly at risk for trading activity that might harm or are inconsistent with the Plan’s retirement objectives. With this restriction, participants may not buy and then sell, or sell and then buy, shares in certain core funds in the Plan within any 15-day calendar period. The Daily Liquidity International Stock Index Fund is the only core fund currently subject to this restriction.

Effective January 1, 2006, pursuant to Internal Revenue Service regulation changes, the Corporation is no longer permitted to offer displaced employees, or those who are on salary continuance, the opportunity to contribute to the Plan. Employer matching contributions also stop when employee contributions stop.

NOTES TO FINANCIAL STATEMENTS (continued)

However, displaced employees will continue to earn vesting service in the Plan while receiving salary continuance.

See Note 14 of Notes to Financial Statements for additional information relating to amendments subsequent to December 31, 2008.

(12)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007
Net assets available for plan benefits per the financial statements	$1,193,921,712	$1,694,299,698
Participant withdrawals	(2,933,873)	(7,364,874)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,175,637)	(407,453)

Net assets available for benefits per the Form 5500	$1,186,812,202	$1,686,527,371

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2008
Participants withdrawals per the financial statements	$79,898,320
Amounts payable at December 31, 2008	2,933,873
Amounts payable at December 31, 2007	(7,364,874)

Benefits paid to participants per the Form 5500	$75,467,319

The following is a reconciliation of net depreciation in fair value of investments per the financial statements to the Form 5500:

Year ended December 31, 2008
Net depreciation in fair value of investments per the financial statements	$(545,255,237)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts for the year ended December 31, 2008	(4,175,637)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts for the year ended December 31, 2007	407,453

Net depreciation in fair value of investments per the Form 5500	$(549,023,421)

NOTES TO FINANCIAL STATEMENTS (continued)

(13)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

Recent market conditions resulted in an unusually high degree of volatility in 2008 and increased the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

The Plan provides for investment in the Corporation’s common stock. At December 31, 2008 and 2007, approximately 26% and 30% of the Plan’s total assets were invested in the common stock of the Corporation. The value of the Corporation’s common stock is entirely dependent upon the performance of the Corporation and the market’s valuation of such performance.

(14)	Subsequent Events

On April 1, 2009, the Employee Savings and Investment Plan of the legacy The Bank of New York Company, Inc. merged with and into the Mellon 401(k) Retirement Savings Plan and the resulting Plan was renamed “The Bank of New York Mellon Corporation 401(k) Savings Plan.” The plan offers four tiers of investment options, including LifePath Index Funds, Passively Managed Index Funds, Actively Managed Funds and a Self-Directed Account. Also, effective April 1, 2009, the Corporation’s matching contributions will no longer be made in the form of Corporation common stock.

Schedule 1

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Ein: 13-2614959

Plan Number: 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party	Description of investments and loans	Cost	Current value
	Collective Trust Funds
* The Bank of New York Mellon	Mellon Stable Value Fund	N/A	$93,997,523
* The Bank of New York Mellon	Daily Liquidity Money Market Fund	N/A	132,541,989
* The Bank of New York Mellon	Daily Liquidity Stock Index Fund	N/A	257,243,860
* The Bank of New York Mellon	Daily Liquidity Aggregate Bond Index Fund	N/A	66,203,575
* The Bank of New York Mellon	Daily Liquidity Asset Allocation Fund	N/A	85,815,181
* The Bank of New York Mellon	Daily Liquidity International Stock Index Fund	N/A	83,915,769
* The Bank of New York Mellon	Daily Liquidity Small Cap Stock Index Fund	N/A	51,219,388

	Total collective trust funds		770,937,285

	Registered Investment Companies
Various**	Self-Directed Account	N/A	88,853,279

	Total registered investment companies		88,853,279

	Common Stock
* The Bank of New York Mellon Corporation	The Bank of New York Mellon Corporation common stock	$286,151,443	304,026,908

	Total common stock		304,026,908

	Loans
* Participant loans	Participant loans with 2,393 participants reflecting rates of interest from 5.00% to 12.00% and various maturity dates	N/A	23,019,538

	Total loans		23,019,538

	Total investments and loans (held at end of year)		$1,186,837,010

*	Party-in-interest
**	The Self-Directed Account enables participants to build and manage their own portfolio through the purchase and sale of a large selection of mutual funds beyond the core option investment choices. The identity of issue, borrower, lessor or similar party varies depending on the mutual funds chosen by the participants. Pershing LLC, an affiliate of the Corporation, acts as the trustee to the Self-Directed Account.

N/A - This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Mellon 401(k) Retirement Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Mellon 401(k) Retirement
Savings Plan

By:	/s/ Lisa B. Peters
Lisa B. Peters
Senior Executive Vice President and Chief Human Resources Officer

By:	/s/ John A. Park
John A. Park
Corporate Controller
The Bank of New York Mellon Corporation

Date: June 17, 2009

Index to Exhibits

Exhibit No.	Description	Method of Filing
23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith